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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                        AMERICAN FILM TECHNOLOGIES, INC..
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                                (Name of Issuer)

                          COMMON STOCK, $.002 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  026 038-30-7
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                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 January 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


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                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. 026 038-30-7                                         Page 2 of 5 Pages
----------------------                                         -----------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Gerald M. Wetzler
           ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
              Not Applicable
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |    33,082,667(1) Common Stock
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |     -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |    33,082,667(1) Common Stock
               | 10  |   SHARED DISPOSITIVE POWER
               |     |    -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           33,082,667(1) Common Stock
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31%(1)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
           IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See the information contained in Item 5 of this Amendment No. 12.



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CUSIP No. 026 038-30-7                                         Page 3 of 6 Pages


                  This Amendment No. 12 (this "Amendment No. 12"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by eleven (11) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 12 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.           Security and Issuer.

                  Securities:

                  Common Stock, $.002 par value ("Common Stock")

                  Options to Acquire Common Stock ("Options")
                  Please see Item 5

                  Issuer:           American Film Technologies, Inc.
                                    300 Park Avenue, 17th Floor
                                    New York, New York 10022

Item 2.           Identity and Background.

                  (a)      Gerald M. Wetzler

                  (b)      300 Park Avenue, 17th Floor, New York,
                           New York 10022

                  (c)      Investor
                           300 Park Avenue, 17th Floor
                           New York, New York 10022

                  (d) Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.

                  (e) Mr. Wetzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizen of the United States of America.



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CUSIP No. 026 038-30-7                                         Page 4 of 6 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4.           Purpose of Transaction.

                  As of January 3, 1997, Mr. Wetzler was granted the Option to purchase 10,000,000 shares of Common Stock by the Issuer, which are not exercisable until July, 1997, and are therefore not reported hereunder. The exercise price for such Option is Seven Cents ($0.07) per share for an aggregate price of $200,000. This Option shall terminate on January 3, 2000. In January, 1997, Mr. Wetzler disposed of 295,000 shares of common stock by way of sale and 100,000 shares of common stock by way of gift. In January and February, 1997, an additional 333,334 shares of the Company's Common Stock became issuable upon the exercise of outstanding options.

Item 5.           Interest in Securities of Issuer.

                  (a) 33,082,667 shares of Common Stock representing 31% of the Common Stock outstanding as of January 3, 1997. Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that he has the right to acquire within sixty (60) days.(1)

--------
(1) This includes 3,000,000 shares of common stock issuable upon the exercise of outstanding options, through April 28, 1997. This also includes shares issuable upon the exercise of outstanding options to acquire an additional 10,178,644 shares of common stock, which Mr. Wetzler had agreed not to exercise until such time as such exercise, along with the exercise of all other oustanding options and the shares of common stock actually outstanding would no longer exceed the total number of authorized shares of the Company's common stock. At the Annual Meeting of Stockholders held on February 26, 1997, the stockholders approved an Amendment to the Certificate of Incorporation to increase the amount of authorized shares of the Company's common stock. Mr. Wetzler is therefore currently free to exercise such shares. With respect to the oustanding option to acquire an additional 20,000,000 shares of common stock, which was granted to Mr. Wetzler as of June 17, 1996, it was agreed at the time such option was granted that if the Company does not, at the time of exercise, have sufficient shares of common stock authorized to exercise the option, Mr. Wetzler shall have the right to purchase 10,000,000 shares of the Company's authorized but unissued convertible preferred stock. These preferred shares represent 100% of such class and in addition the right along with the common stock to vote on all matters at a rate of four votes per share of preferred stock. Due to the approval of the Amendment to the Certificate of Incorporation of the Company at the Annual Meeting of Stockholders on February 26, 1997, the oustanding option to acquire an additional 20,000,000 shares of common stock is currently exercisable and has therefore been included hereto.



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CUSIP No. 026 038-30-7                                         Page 5 of 6 Pages


                  (b) Mr. Wetzler has sole voting and investment power over 33,082,667 shares of Common Stock.

                  (c) As of January 3, 1997, Mr. Wetzler was granted the Option to purchase 10,000,000 shares of Common Stock by the Issuer at an exercise price of Seven Cents ($0.07) per share for an aggregate price of $200,000. This Option shall terminate on January 3, 2000.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.



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CUSIP No. 026 038-30-7                                         Page 6 of 6 Pages



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 1997                           /s/ GERALD M. WETZLER
Date                                        ----------------------
                                                Gerald M. Wetzler